FORWARD FUNDS

433 California Street, 11th Floor

San Francisco, CA 94104

August 22, 2008

Briccio Barrientos

Division of Investment Company Regulation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Forward Funds (the “Registrant”) – Post Effective Amendment Nos. 48 and 48
(Files Nos. 033-48940 and 811-06722)

Dear Mr. Barrientos:

This letter responds to comments you provided via a telephone conversation on July 28, 2008, in connection with your review of the Registrant’s Post Effective Amendment Nos. 48 and 48 filed under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, respectively, for the purpose of introducing new series (the “Funds”) of the Registrant. The following summarizes your comments and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in Registrant’s Post Effective Amendment Nos. 48 and 48.

1.

Comment: For the Accessor Growth Fund, the description of the process of the Money Manager states that the portfolio manager has a large cap/core investment process which is managed to the S&P 500/Citigroup Growth Index. Please consider adding disclosure discussing the fact that the S&P 500 Index includes companies that may not be considered to be large cap.

Response: In an inset box, the prospectus discloses the market capitalization range of the S&P 500 Index. The prospectus also discloses Small to Mid Cap Company Risk as a principal risk of the Accessor Growth Fund. Registrant believes these disclosures adequately disclose the market capitalization of the Fund’s investments.

2.	Comment: Please update the year-to-date performance for all Funds to June 30, 2008.

Response: The year-to-date performance for all Funds has been updated to June 30, 2008.

3.

Comment: For the Accessor International Equity Fund, please consider adding a test for determining the location of a country for investment purposes that is based on the company’s assets in and revenues from that country.

Response: The disclosure has been revised as follows:

“A company generally will be considered to be located in a particular country if it meets one or more of the following criteria: (i) the issuer of the security is organized under the laws of, or maintains its principal place of business in, the country; or (ii) during the company’s most recent fiscal year, it derived at least 50% of its revenues or profits from goods or services produced or sold, investments made or services performed in the country, or has at least 50% of its assets in the country.”

4.	Comment: For the Accessor International Equity Fund, please clarify that the Fund will invest a substantial part of its assets only in a country other than the United States.

Response: The disclosure has been revised as follows:

“The Fund may invest a substantial part of its assets in just one country, which will be located outside the United States.”

5.	Comment: For the Accessor International Equity Fund, please consider adding disclosure of “derivatives (options and futures)” and “emerging markets” as principal risks.

Response: The Fund engages in various portfolio strategies (for example options or futures) only to reduce certain risks of its investments, but not as an investment strategy. Therefore we believe that derivatives such as options and futures are not a principal risk of the Fund.

The Fund currently discloses emerging market risk as a principal risk as part of the principal risk of foreign exposure:

“Foreign Exposure. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse currency, issuer, political, regulatory, market or economic developments and can perform differently than the U.S. market.”

6.	Comment: For the Accessor Strategic Alternatives Fund, please consider adding disclosure of “derivatives” as a principal risk.

Response: The Fund currently discloses Derivatives Risk as a principal risk of the Fund.

7.	Comment: For the Allocation Funds, please consider discussing the capitalization range of the equity securities and the maturity and/or duration of the fixed income securities on a look-through basis.

Response: We have not included the requested information in the “Principal Investment Strategies” section of each of the Allocation Funds as we do not believe that it would provide an accurate view of the Funds’ overall investment portfolio. Maturity and duration information would relate only to the fixed income securities in which the Underlying Funds invest and capitalization range would relate only to the equity securities in which the Underlying Funds invest. As a result this information is relevant to only a portion of the Allocation Funds’ overall investment portfolio. We are concerned that including this information would provide a misleading picture of the Allocation Funds and that it is more beneficial to investors to read the entire “Principal Investment Strategies” section of each of the Underlying Funds, rather than a summary of each of those sections. Accordingly, the Principal Investment Strategies section of each Allocation Fund refers the investor to those sections by stating: “For information about securities in which the Underlying Funds may invest, please see the ‘Principal Investment Strategy & Goal’ section of each Underlying Fund in this Prospectus.”

8.	Comment: For the Allocation Funds, please describe, if applicable, any overlap of expenses between the Allocation Funds and the Underlying Funds.

Response: This disclosure is made in the Fund Expenses section as follows:

“Shareholders of the Allocation Funds will indirectly bear their pro rata share of the fees and expenses (including management fees) incurred by each of the Underlying Funds in which the Allocation Fund invests that are being borne by all Underlying Fund shareholders, reflected in the Acquired Funds Fees and Expenses, below.”

9.

Comment: In the Management, Organization and Capital Structure section, please state the date of the Annual Report in which the Trustees’ approval of the Funds’ investment advisory contracts will be discussed.

Response: The disclosure has been revised to read as follows:

“A detailed discussion regarding factors considered and the basis of the Board of Trustees’ approval of the Funds’ investment advisory contracts will be contained in the Funds’ Annual Report to shareholders for the fiscal year ended December 31, 2008.”

10.

Comment: For Funds with performance fees, please add a table to the discussion of the performance fee showing what the performance fee would be relative to the return as compared to the benchmark index and identify the benchmark index within the table.

Response: The requested table has been added for the Accessor Growth Fund, Accessor Value Fund and Accessor International Equity Fund.

11.	Comment: Please show the following information with respect to the experience of the portfolio managers:

•	Smith Asset Management Group, LP: For Mr. Brim and Ms. Pryor, all positions held since 2003. For Messrs. Medlin and Ketterer, the positions held by each within Smith Asset Management Group since 2003.

•	Acadian Asset Management LLC: For Ms. Zeng, all positions held within Acadian Asset Management.

•	Los Angeles Capital Management and Equity Research, Inc.: All positions held by each portfolio manager within Los Angeles Capital Management.

•	Pictet Asset Management Limited: For Ms. Lee, all positions held since 2003.

•	Pacific Investment Management Company LLC (PIMCO): For Mr. Dialynas, all positions held since 2003.

Response: The requested disclosures have been added.

12.	Comment: Please fill in the Investment Company Act File No. on the back page of each Prospectus.

Response: The back page of each Prospectus will reflect Investment Company Act File No. 811-06722.

13.

Comment: In the Investor Class Prospectus, please explain why the Accessor Small to Mid Cap Fund and the Accessor International Equity Fund show the same expenses but have different results in the Examples.

Response: This discrepancy was the result of a typographical error. The total expenses for the Accessor International Equity Fund should have been 1.79. This error has been corrected.

14.	Comment: For the Mortgage Securities Fund in the A Class and C Class Prospectus, the Examples should show “N/A,” rather than “0,” because the Fund does not have A Class shares.

Response: This change has been made.

15.

Comment: For the Accessor U.S. Government Money Fund, please consider disclosing that the Fund will not acquire any instrument that has a remaining maturity of greater than 397 calendar days nor maintain a dollar-weighted average portfolio maturity of more than ninety days, as required by Rule 2a-7(c)(2).

Response: We believe the current disclosure is sufficient for this purpose:

“The Fund follows applicable regulatory requirements concerning the quality, maturity, and diversifications of its investments.”

I hereby acknowledge on behalf of the Registrant that:

(i) the Registrant is responsible for the adequacy and the accuracy of the disclosure in its registration statement;

(ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and

(iii) if, to Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ Judith M. Rosenberg

Judith M. Rosenberg

Chief Compliance Officer

cc.	Douglas Dick, Esq.
Mary Curran, Esq.